FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.           An announcement on change of directors and alternate director of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”); and

2.           An announcement on connected transaction of the Registrant;

Each made by the Registrant in English on December 5, 2007.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

CONNECTED TRANSACTION

SUMMARY

The Board announces that China Netcom System Integration, an indirect wholly-owned subsidiary of the Company, entered into the Equity Interest Transfer Agreement on 5 December 2007 with China Netcom Beijing Communications, pursuant to which China Netcom System Integration agreed to acquire the entire equity interest of Beijing Telecommunications Design Institute from China Netcom Beijing Communications for a total consideration of RMB298,915,300. It is expected that completion of the Acquisition will take place before 30 December 2007.

China Netcom Beijing Communications is a wholly-owned subsidiary of China Netcom Group, the ultimate holding company of the Company. As such, China Netcom Beijing Communications is a connected person of the Company and the Acquisition constitutes an one-off connected transaction for the Company.

Since the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Acquisition exceed 0.1% (but are below 2.5%), the Acquisition is only subject to the reporting and announcement requirements under the Listing Rules.

EQUITY INTEREST TRANSFER AGREEMENT

Date:	5 December 2007
Parties:	(1) Vendor:	China Netcom Beijing Communications
	(2) Purchaser:	China Netcom System Integration

Pursuant to the Equity Interest Transfer Agreement, China Netcom System Integration, an indirect wholly-owned subsidiary of the Company, agreed to acquire the entire equity interest of Beijing Telecommunications Design Institute from China Netcom Beijing Communications.

CONDITIONS OF THE COMPLETION OF THE ACQUISITION

Completion of the Acquisition is conditional upon the fulfillment of the following conditions:

(a)
the obtaining of the necessary approvals and authorisations by China Netcom Beijing Communications in connection with the disposal of Beijing Telecommunications Design Institute in accordance with the relevant laws, regulations and administrative policies; and

(b)
the compliance by China Netcom System Integration of the approval and authorisation procedures in respect of the Acquisition as stipulated under law and the articles of association of China Netcom System Integration.

The above conditions cannot be waived.

CONSIDERATION

The consideration of the Acquisition is RMB298,915,300 which was determined and agreed between the parties after arm’s length negotiations and was based on various factors, including the quality of the assets being acquired and the financial and operational indicators of Beijing Telecommunications Design Institute. China Netcom System Integration will pay the entire consideration in cash to China Netcom Beijing Communications on or before 20 December 2007. The consideration will be paid using the Group’s internal resources.

COMPLETION OF THE ACQUISITION

It is expected that completion of the Acquisition will take place before 30 December 2007.

INFORMATION ON BEIJING TELECOMMUNICATIONS DESIGN INSTITUTE

Beijing Telecommunications Design Institute is a first-class design institute established in 1953. It has strong technical expertise and possesses technical qualifications to undertake all of its design work. Its quality assurance system is amongst the most advanced in the PRC. The principal business of Beijing Telecommunications Design Institute is the construction of networks for the communications industry, provision of communications planning services, technical consultancy services, consultancy and design services which are targeted to the telecommunications needs of intranet and commercial customers and consultancy services in respect of overseas markets, as well as the construction of information systems for governmental departments. Beijing Telecommunications Design Institute possesses various professional technical qualifications for the provision of these services.
According to the audited accounts of Beijing Telecommunications Design Institute, its audited net asset value as at 31 December 2006 was RMB137.42 million and its unaudited net asset value as at 30 September 2007 based on its management accounts is RMB313.67 million. The audited net profit before and after taxation and extraordinary items for the financial years ended 31 December 2005 and 31 December 2006 as prepared under PRC GAAP of Beijing Telecommunications Design Institute are set out below:

	For the financial year ended 31 December
	2005	2006
	RMB million	RMB million

Net profit before taxation and extraordinary items	63.41	74.80
Net profit after taxation and extraordinary items	53.98	57.50

REASONS FOR AND BENEFITS OF THE ACQUISITION

In view of the growing integration between information technology and the communications business, in 2007 the Company set a long-term objective of becoming “China’s leading information communications technology services provider” in the field of information communications technology and the Company intends to pursue such objective by increasing its efforts in developing its information communications technology business.
The acquisition of Beijing Telecommunications Design Institute will strengthen the operational capabilities of China Netcom System Integration in terms of technical qualifications, the provision of consultancy services and comprehensive solutions and also human resources, and the Acquisition will accelerate the strategic transformation of the Company.

COMPLIANCE WITH THE LISTING RULES

China Netcom Beijing Communications is a wholly-owned subsidiary of China Netcom Group, the ultimate holding company of the Company. As such, China Netcom Beijing Communications is a connected person of the Company and the Acquisition constitutes a connected transaction for the Company.

The Group has acquired certain telecommunications assets in Shandong from China Netcom Group on 31 December 2006. The consideration for the acquisition was RMB81,291,663. As the size of the acquisition is far below the applicable percentage ratios set out in Rule 14.07 of the Listing Rules, it was not subject to the reporting, announcement or shareholders approval requirements under the Listing Rules. However, as the transaction was entered into within 12 months of the Acquisition, the transaction is, pursuant to the Listing Rules, required to be aggregated with the Acquisition for the purpose of determining the applicable percentage ratios in respect of the Acquisition. Taking into account such aggregation, the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the Acquisition, together with the previous acquisition, exceed 0.1% (but are below 2.5%). Accordingly, the Acquisition is only subject to the reporting and announcement requirements under the Listing Rules. Save as disclosed above, there are no prior transactions with each of China Netcom Beijing Communications, China Netcom Group and their ultimate beneficial owners which require aggregation under Rule 14A.25 of the Listing Rules.

The Directors are of the view that the Equity Interest Transfer Agreement was entered into after arm’s length negotiation between China Netcom Beijing Communications and China Netcom System Integration and reflect normal commercial terms. The Directors (including the independent non-executive Directors) are of the view that the terms of the Equity Interest Transfer Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

GENERAL INFORMATION

The Company is a leading broadband and fixed-line telecommunications operator in China. Its service regions cover the area of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province.
China Netcom Beijing Communications is a wholly-owned subsidiary of China Netcom Group, a state-owned enterprise established under the laws of the PRC which is the ultimate holding company of the Company. China Netcom Group is the second largest fixed-line telecommunications operator in China. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telephone, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in China that are outside the Company’s existing service regions.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Acquisition”
the acquisition by China Netcom System Integration of the entire equity interest of Beijing Telecommunications Design Institute from China Netcom Beijing Communications pursuant to the Equity Interest Transfer Agreement

“Beijing Telecommunications Design Institute”
Beijing Telecommunications Planning and Designing Institute Corporation Limited (), a company established under the laws of the PRC and a wholly-owned subsidiary of China Netcom Beijing Communications as at the date of this announcement

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China (excluding, for the purpose of this announcement, Hong Kong, Macau and Taiwan)

“China Netcom Beijing Communications”	China Netcom Group Beijing Communications Corporation (), a company established under the laws of the PRC and a wholly-owned subsidiary of China Netcom Group

“China Netcom Group”	China Network Communications Group Corporation (), a company established under the laws of the PRC and the ultimate holding company of the Company

“China Netcom System Integration”	China Netcom Group System Integration Limited Corporation (), a company established under the laws of the PRC and an indirect wholly-owned subsidiary of the Company

“Company”
China Netcom Group Corporation (Hong Kong) Limited (), a company incorporated in Hong Kong whose ordinary shares are listed on The Stock Exchange of Hong Kong Limited and whose American depositary shares are listed on the New York Stock Exchange, Inc.

“Directors”	the directors of the Company

“Equity Interest Transfer Agreement”	the equity interest transfer agreement dated 5 December 2007 entered into between China Netcom Beijing Communications and China Netcom System Integration in relation to the Acquisition

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC GAAP”	generally accepted accounting principles in the PRC

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Zhang Chunjiang Chairman

Hong Kong, 5 December 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

ANNOUNCEMENT

Change of Directors and Alternate Director

The board of directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that Mr. Mauricio Sartorius has resigned from his position as a non-executive director of the Board of the Company with effect from 5 December 2007. Ms. Hong Chen Jin ceased to be the alternate director to Mr. Mauricio Sartorius upon the resignation of Mr. Mauricio Sartorius as a non-executive director of the Company on 5 December 2007. The resignation of Mr. Mauricio Sartorius is due to the heavy workload of his new assignment at the headquarters of Telefónica S.A. at Madrid. Mr. Mauricio Sartorius has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board is pleased to announce that Mr. Cesareo Alierta Izuel has been appointed as a non-executive director of the Company with effect from 5 December 2007. Ms. Hong Chen Jin, who is nominated by Mr. Cesareo Alierta Izuel, has been appointed as alternate director to Mr. Cesareo Alierta Izuel with effect from 5 December 2007. Ms. Hong Chen Jin is also the alternate director to Mr. José María Álvarez-Pallete, a non-executive director of the Company.

Mr. Cesareo Alierta Izuel, 62, has been the director of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) as from January 1997 and has become the Chairman of Telefónica S.A. since July 2000. He is a member of the Board of Directors and Executive Committee of Altadis S.A. (listed on the stock exchanges of Madrid and Paris). Mr. Cesareo Alierta Izuel is also a member of the Colombia Business School Board of Overseers. Since January 2006, he has been a member of the Board of Directors of Telefónica O2 Europe, Plc. Mr. Cesareo Alierta Izuel is also a director of Telecom Italia (listed on the stock exchange of Milan). Between 1970 and 1985, he has been the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the Chairman and founder of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he has held the post of Chairman of Tabacalera, S.A., and subsequently Altadis S.A., following the merger of Tabacalera, S.A. with the French Group, Seita. Mr. Cesareo Alierta Izuel holds a degree in law from the University of Zaragoza and a master degree of business administration from the University of Columbia.

Mr. Cesareo Alierta Izuel does not have any service contract with the Company and he will be subject to retirement by rotation and re-election at annual general meetings of the Company at least every three years. Mr. Cesareo Alierta Izuel is entitled to an annual director’s fee of HK$200,000 as proposed by the Board and approved by the shareholders of the Company at the extraordinary general meeting held on 14 February 2007. Director’s fees are payable on a time pro-rata basis for any non full year’s service. He will also be entitled to an additional fee of HK$10,000 for each Board meeting which he attends. His remuneration has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions. As at the date hereof, Mr. Cesareo Alierta Izuel does not have any interest in the Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

Ms. Hong Chen Jin, alias Margaret Chen, 45, Alternate Director to Mr. José María Álvarez-Pallete since December 2006 and Alternate Director to Mr. Mauricio Sartorius from December 2006 to

December 2007. Ms. Hong Chen Jin began her career in China as faculty member of the Management School of Shanghai Jiaotong University. She has worked in the United States of America for seven years. Among others, she worked as a Vice President of research and development in ACS, a software development company. Prior to joining Telefónica as a telecom senior consultant in 1995, she was a partner of INDETEL, a telecom consulting company in Spain. During the ten years in Telefónica Group prior to her Asia assignment, she has profound operational experience in fixed-line and mobile business including IT strategy, marketing and sales. In 2005, she was assigned as Director, Asia, Telefónica Internacional S.A. At the beginning of 2007, Ms. Hong Chen Jin was awarded as one of the most influential women in telecommunications industry in China for the year of 2006 by the Ministry of Information Industry of China. Ms. Hong Chen Jin has been a director of China Netcom Group Broadband Service Applications Limited Corporation For National Engineering Laboratory as from August 2007. Ms. Hong Chen Jin holds a bachelor’s degree in computer science of Shanghai Jiaotong University and a master’s degree of business administration, and a master’s degree in Industrial Engineering in the United States of America. As at the date hereof, Ms. Hong Chen Jin does not have any interest in the Company’s shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, each of Mr. Cesareo Alierta Izuel and Ms. Hong Chen Jin is not connected with any directors, senior management or substantial or controlling shareholders of the Company and each of them does not hold any other position with the Company or any of its subsidiaries and has not held any other directorships in any listed public companies in the last three years. Save as disclosed above, there is no other information required to be disclosed in relation to the appointment of Mr. Cesareo Alierta Izuel and Ms. Hong Chen Jin pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Cesareo Alierta Izuel and Ms. Hong Chen Jin that need to be brought to the attention of the shareholders of the Company.

The Company believes that Mr. Cesareo Alierta Izuel’s extensive management experience in the telecommunications industry will be of great benefit to the Company. The appointment of Mr. Cesareo Alierta Izuel will also enhance the co-operation between the Company and Telefónica Group. The Company takes this opportunity to welcome Mr. Cesareo Alierta Izuel as a member of the Board and Ms. Hong Chen Jin as alternate director to Mr. Cesareo Alierta Izuel.

The Board takes this opportunity to acknowledge the contributions of Mr. Mauricio Sartorius during his office as non-executive director of the Company with the highest regard.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zhang Chunjiang Chairman

Hong Kong, 5 December 2007

As at the date of this announcement, the Board of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Li Fushen

By  /s/ Mok Kam Wan

Name:    Li Fushen and Mok Kam Wan

Title:       Joint Company Secretaries

Date: December 6, 2007